                                                               EXHIBIT 17(c)(12)

                          UNITED STATES DISTRICT COURT
                             DISTRICT OF MINNESOTA
                                FOURTH DIVISION
                               Civil No. 4-96-956

Dominion Tax Exempt Fund,

              Plaintiff,

                                                ORDER AND MEMORANDUM OF
 v.                                             MAGISTRATE JUDGE LEBEDOFF

William B. Dockser, H. William Willoughby
C.R.I., Inc., CRITEF Associates Limited Partnership,
CRITEF III Associates Limited Partnership, Capital
Realty Investors Tax Exempt Fund Limited
Partnership, and Capital Realty Investors
Tax Exempt Fund III,

              Defendants.

--------------------------------------------------------------------------------
          The above matter came for hearing by this Court on October 7, 1996 on Plaintiff's motion for expedited discovery and Defendants' motion to disqualify the law firm of Faegre and Benson. Robert Schnell and John H. Hinderaker appeared for and on behalf of Plaintiff. Janel E. LaBoda appeared on behalf of Defendants; Howard Possick and Hunter Carter appeared on behalf of the Funds; Deborah Thaxter appeared on behalf of William B. Dockser, William Willoughby, CRI Inc., CRITEF Assoc. Ltd. Partnership and CRITEF III Assoc. Ltd. Partnership.

                                  INTRODUCTION
                                  ------------

          Plaintiff, Dominium Tax Exempt Fund, LLP, ("Dominium") seeks an order from this Court authorizing it to conduct expedited discovery on its claim under
Section 14(a) of the Securities Exchange Act of 1934 and Rule 14(a)(9) promulgated thereunder (the "14(a)(9) claim") against the defendants for the dissemination of a false and misleading proxy statement to the holders of beneficial assignee certificates in the Funds ("BACs") in connection with proposed mergers with affiliates of Capital Apartment Properties, Inc., ("CAPREIT") (the "Mergers"). Dominium seeks to propound to defendants, on an expedited basis, requests for documents to take depositions of four individuals who have already given testimony in a Delaware Chancery Court class action involving the proposed merger. Dominium is a BAC holder and did not opt out of the class action. The settlement of that Delaware class action prohibited further litigation over the terms of the proposed merger.

          Dominium argues that expedited discovery is necessary in order to be able to adequately prepare for a preliminary injunction motion which, to date has not been filed or scheduled before Judge Doty. The injunction Dominium intends to seek would prevent an October 29, 1996 BAC holder vote on the proposed merger absent the opportunity to provide them with more or different information than that which was contained in the proxy statement which BAC holders have already received and which was approved by Class Counsel in the Delaware action. Dominium claims that the deficiencies in the proxy statement were that it failed to inform the BAC holders about the relatedness of the entities to be merged, "unjustified kickbacks" to the general partners of the funds, the true value of the BAC's and their underlying properties, the general partner's failure to maximize the value of the BAC's shares, and the "obstacles the self-interested general partners have created to prevent competing bids from being made. (Dominium's Memorandum in Support of Plaintiff's Motion for an Expedited Discovery and Briefing Schedule [Memo] at 3).

          Defendants here argue Dominium's motion should be denied, inter alia,
                                                                    ----- ----
because Dominium is barred and enjoined by the Final Order and Judgment entered on August 14, 1996 by the Delaware Chancery Court from bringing its 14(a)(9) claim; Dominium fails to meet the standard for expedited discovery; there is no 14(a)(9) injury to the BAC holders who, through Class Counsel and by operation of the settlement agreement, have already negotiated and approved the Proxy Statement; and Dominium has in its possession, or has had access to, virtually all of the documents it requests and testimony of the same individuals it now wishes to depose.

          For reasons discussed below, the Court denies Dominium's motion for expedited discovery and denies without prejudice, Defendants' motion to disqualify counsel.

                                       I.

FACTS
-----
     A.   THE PARTIES
          -----------

          THE FUNDS are Delaware limited partnerships whose securities are
          ---------
traded on the American Stock Exchange and are registered with the Securities and Exchange Commission (the "SEC") pursuant to Section 12 of the Exchange Act.
Each Fund has an "assignor limited partner" which has assigned beneficial interests in the limited partner rights to holders of Beneficial Assignee Certificates or BACs. CRITEF has issued two series of BACS, Series I and Series II, and CRITEF III has issued one series of BACS. Holders of the BACs in all three series have, in effect, all of the rights of a limited partner in each of the Funds, including the right to vote on certain partnership matters. The general partners of the Funds, CRITEF Associates and CRITEF III Associates, are also Delaware limited partnerships.

          DOMINIUM is a limited liability partnership recently formed to acquire
          --------
the Funds. Its principals are affiliated with Dominium Management Services, Inc.

          CAPREIT is a self-managed real estate investment trust that owns or
          -------
manages over 15,000 apartments. Originally formed by CRI, CAPREIT is now directly or indirectly owned and operated by Apollo Real Estate Acquisition Corporation, headquartered in New York. CAPREIT proposes to redeem the interests of the BAC holders by paying them cash in connection with the Mergers and, thereafter to merge CAPREIT affiliates with the Funds.

     B.   BACKGROUND OF THE PROPOSED MERGERS
          ----------------------------------

          1.  THE PROXY STATEMENT AND THE MERGER AGREEMENTS
              ---------------------------------------------

          On September 20, 1996, the Funds filed with the SEC a definitive joint proxy statement (the "Proxy Statement") soliciting approval by the BAC holders of the proposed mergers of the Funds and affiliates of CAPREIT. On September 23, 1996, the Funds commenced distribution of the Proxy Statement. After an eleven-page summary, the Proxy Statement sets forth, in over 100 pages, the background of the merger proposals, the background of the Funds, the recommendations of the General Partners, and financial data on the Funds. The Proxy Statement includes the actual text of the merger agreements and the fairness opinions issued by Oppenheimer & Co., Inc. ("Oppenheimer").

          As is fully described in the Proxy Statement (pages 17-26), the proposed Mergers were originally announced in September 1995. The original merger consideration to be paid to the BAC holders amounted to $150 million. In addition, the General Partners were to receive payments for their general partner interests of $500,000 per Fund, and CAPREIT was to pay a total of $4.55 million to acquire certain accounts receivable consisting of accrued mortgage servicing and administration fees ("Mortgage Fees") payable to CRI and an affiliate of CRIIMI Mae, Inc. -- a publicly-held Real Estate Investment Trust ("REIT") in which Dockser and Willoughby are the Chairman of the Board and President, respectively, and beneficially own approximately 10% of the shares.

          Over the course of the next year, there were four amendments to the Merger Proposals. On January 31, 1996, in connection with the settlement of two class action lawsuits described below, the parties amended the Merger Agreements to improve the terms of the proposed transactions by increasing the amount of cash to be received by the BAC holders to approximately $158.5 million (subject to certain adjustments based on the amount of cash and certain reserves, called "Available Cash"). As with the original transactions, the amended merger agreements were conditional, among other things, on obtaining the approval of the BAC holders to the transactions through a proxy solicitation and obtaining independent fairness opinions. Immediately after the January class action settlement and resulting amendments to the Merger Agreements Dominium first expressed interest in acquiring the Funds.

          On July 15, 1996, CAPREIT and the General Partners executed the Third Amended and Restated Merger Agreements with each of the Funds, eliminating the possible downward adjustment of the Merger consideration based upon Available Cash. On August 21, 1996, the parties entered into the Fourth Amended and Restated Merger Agreements, reflecting an increase of $3.5 million to an aggregate of $162.3 million in the Merger Consideration, an extension of the termination date of the Mergers, and a $100,000 increase in the maximum amount of expenses for which the Funds could be required to reimburse CAPREIT under certain circumstances.

     C.   THE CLASS ACTIONS CHALLENGING THE MERGERS
          -----------------------------------------

          In September and October 1995, following the initial announcement of the proposed mergers, counsel for two BAC holders filed separate actions in the Chancery Court for the State of Delaware (the "Class Action"), alleging that the General Partners had violated their fiduciary duties to the BAC holders in connection with the proposed Mergers.

          On January 31, 1996, following approximately three months of review of financial and other information, and consulting with a real estate expert for counsel to the proposed Classes ("Class Counsel"), and following a period of negotiations among Class Counsel, CAPREIT, and the General Partners, a memorandum of understanding was executed. CAPREIT agreed, among other things, to improve the Merger Consideration by $8.5 million -- less the amount of fees to be awarded to Class Counsel. CRI, Dockser and Willoughby agreed to a reduction of nearly $2.1 million (to $1.95 million) in the amount to be paid to CRI and its affiliates for the Mortgage Fees. Importantly, Class counsel obtained rights to review and comment upon proposed proxy materials and to terminate the proposed settlement under certain circumstances in the event of a superior proposal to acquire the Funds.

          Class Counsel then engaged in extensive additional discovery, including a review of voluminous quantities of documents, drafts of the Proxy Statement, and depositions of representatives of the General Partners, CAPREIT and Oppenheimer. Following this discovery, Class Counsel, CAPREIT, the General Partners and the Funds executed a Stipulation of Settlement as of May 13, 1996, which was filed with the Chancery Court on May 16, 1996 (the "Stipulation of Settlement"). A notice of the proposed settlement was published in the Wall Street Journal and first mailed to the members of the Class of BAC holders on or about May 20, 1996. The notice announced that a Fairness Hearing on the proposed settlement (the "Fairness Hearing") was scheduled to be held on June 19, 1996. The hearing was later rescheduled to July 2, 1996.

     D.   DOMINIUM ATTEMPTS TO ACQUIRE THE FUNDS
          --------------------------------------

          Meanwhile, during February 1996, the General Partners received a further inquiry concerning the possible acquisition of the Funds from the Dominium group, led by David

Brierton and Jack Safar of Dominium Management Services Inc. The Dominium group's inquiry requested confidential information concerning the Funds. The General Partners advised Dominium that the requested information would be provided once these individuals executed appropriate confidentiality agreements, substantially in the form signed by CAPREIT. The Confidentiality Agreement provided that the information obtained by the Funds could not be used in any way detrimental to the Funds nor used for any purpose other than evaluating a possible acquisition of the Funds.

          On March 20, 1996, following receipt of signed confidentiality agreements from certain of the principals of Dominium, the Funds commenced providing the requested material. By the beginning of April 1996, the Funds had provided Dominium with all of the materials they had requested.

          On June 28, 1996, Class Counsel received a letter signed by Safar for Dominium indicating an interest in entering into merger agreements with the Funds, having similar terms to the Merger Agreements between the Funds and CAPREIT and purportedly offering the BAC holders an aggregate merger consideration of approximately $168,230,000.

          At the request of Class Counsel, the General Partners agreed to a postponement of the July 2, Fairness Hearing in order to consider a response to Dominium. After reviewing the June 28 letter, the General Partners determined that Dominium had not demonstrated any firm financing ability and that Dominium may have failed to account appropriately for certain costs and expenses of the proposed mergers and the posting of reserves for the properties securing the bonds held by the Funds. Notwithstanding their determination, the General Partners notified Dominium on July 3, 1996, that they would continue to make documents available to Dominium for its due diligence.

          Ten days later the Funds received copies of correspondence from Dominium to Class Counsel, in which Dominium claimed it had received financing commitments, subject to completion of due diligence during the succeeding 21 days and the payment by Dominium of an expense deposit of $75,000, a processing fee of $100,000 on July 23, 1996, and a commitment fee of in excess of $3,000,000, of which $500,000 was due at the end of the 21-day due diligence period. According to Dominium's letter, the net amount payable to BAC holders under its adjusted proposal would be at least $165,305,000.

          The General Partners' July 8 letter also requested that Dominium's counsel submit their suggested revisions to the existing merger agreements with CAPREIT to reflect the terms desired by Dominium. That request was reiterated by letter dated July 24, 1996. Copies of the merger agreements, marked to reflect Dominium's proposed changes thereto (and areas for further discussion) were received on July 29, 1996. By letter dated July 31, 196, the General Partners requested clarification of seven issues relating to Dominium's mark-up, but never received a response.

          Dominium had indicated to Class Counsel that it would complete due diligence and submit firm financing commitments for its proposal by August 5 in order to satisfy Class Counsel's concerns about Dominium's ability to secure financing. No such commitment was submitted on August 5, 1996, or any time thereafter.

          To accommodate Dominium, the July 2, 1996 Fairness Hearing was rescheduled a third time, to August 14, 1996. On August 7, 1996, Class Counsel wrote to Dominium establishing a firm deadline of noon, August 12, 1996, for receipt from Dominium of a documented "firm offer economically superior to" the CAPREIT mergers. On August 12, Dominium advised the funds by letter that it was not in a position to provide evidence of its ability to finance or to finalize its proposals. The same day CAPREIT agreed with Class Counsel to pay an additional $2 million in Merger Consideration.

          Class Counsel notified Dominium by letter of August 12, 1996, that, in light of the further improvement in the Merger Consideration and Dominium's repeated failure to respond to their inquiries and provide affirm offer, Class Counsel intended to support the Stipulation of Settlement at the hearing to be held on August 14, 1996.

          On August 14, 1996, the Delaware Chancery Court convened the Fairness Hearing, at which Class Counsel and the Funds' Counsel advised the Court at length about Class Counsel's efforts to elicit a superior proposal from Dominium, and Dominium's abandonment of its efforts to secure firm financing. The Court certified the Class of BAC holders, found that the proposed settlement was fair, reasonable, adequate and in the best interests of the BAC holders, approved the Stipulation of Settlement and entered a final judgment dismissing the actions. Dominium did not object to the Settlement or appear at the hearing and there is no evidence in the record that Dominium elected to opt out of the class.

          The Stipulation of Settlement (see Exhibit 1 to the LaBoda Affidavit), defines who is to be included in the Class. The Class is defined as "all persons who owned or purchased any BACs of CRITEF (Series I and II ) or CRITEF II on or after September 11, 1995 and their successors-in-interest, heirs,
                                  --------------------------------
assigns, excluding Defendants and those who submit a timely, valid and complete request for exclusion from the Class." Stipulation at p. 13. The scope of the release given by the Class covers not just the claims brought in the Delaware actions but any federal securities actions as well, including 14(a)(9) claims. Id. at p. 10./1/
--

------------

/1/   Dominium filed the action underlying this motion on September 27, 1996.
At the same time, they sent letters to BAC holders advising them not to take action on the merger and suggesting that Dominium would be forthcoming with a better offer. Other communications to BAC holders and the SEC followed

                                   DISCUSSION
                                   ----------

1.  STANDARD FOR EXPEDITED DISCOVERY
    --------------------------------

          Dominium herein seeks expedited discovery in order to prepare to enjoin a vote of the BAC Holders on October 29, 1996. The threshold issue is what showing must Dominium make to succeed on such a motion.

          Federal Rule of Civil Procedure 26(f) as amended in 1993 provides that in general, no formal discovery may be had until the parties have met pursuant to Rule 26 and discussed a discovery plan. "Except for depositions that may by rule be taken prior to the Rule 26(f) conference, the moratorium [against discovery] applies to all discovery." 8 Charles Alan Wright & Arthur Miller, Federal Practice and Procedure (S) 2046.1 (2d ed. 1994 & Supp. 1996). Federal Rule of Civil Procedure 16(b) provides that with respect to scheduling and planning, "A [pretrial] schedule shall not be modified except by leave of the judge or magistrate when authorized by district court rule upon a showing of good cause." Here, at the time this motion was filed, no pretrial conference had been held, no discovery plan framed, and no pretrial schedule ordered.

          Thus, this Court concludes that expedited discovery -- even in a preliminary injunction action -- is not automatically granted. Plaintiff must make a adequate showing of good cause why such discovery is necessary. Fed. R. Civ. P. Rule 30(a)(2) and 26(b)(2).

----------
/1/ cont'd
shortly thereafter. In response, Defendants to this action sought a preliminary injunction against further communications of this sort with the federal district court for the southern district of New York (the New York action) and filed an emergency motion to enforce the Delaware action's final order with the issuing Chancery Court of Delaware.

          Defendants point to Judge Keenan's opinion, in Rosecliff, Inc. v. C3,
                                                         ----------------------
Inc., 1995 U.S. Dist. LEXIS 5 (S.D.N.Y. January 3, 1995), which sets forth a
----
standard for expediting discovery which is coterminus with the showing required for a preliminary injunction:

               In order to be entitled to expedited discovery...the plaintiff must demonstrate (1) irreparable injury, (2) some probability of success on the merits, (3) some connection between the expedited discovery and the avoidance of the irreparable injury, and (4) some evidence that the injury that will result without the expedited discovery looms greater than the injury that the defendant will suffer if the expedited relief is granted.

Id. at 4.5 (quoting Notaro v. Koch, 95 F.R.D. 403 (S.D.N.Y. 1982) (motion for
                    --------------
expedited discovery denied).

          Defendants do not point to nor does this Court's independent research indicate that this demanding standard has ever been adopted by courts of this circuit. To the contrary, in motions for a preliminary injunction, the more usual practice is to grant expedited discovery on good cause shown. In such cases, good cause may be shown by virtue of the fact that the parties need the discovery to adequately prepare for the injunction hearing. Leonhardt v. Holden
                                                             -------------------
Business Forms Co., 828 F. Supp. 657, 672 (D. Minn. 1993); Education Corp. v.
-----------------------------------------------------------------------------
Scientific Computers, Inc., 599 F. Supp 1084, 1088 (D. Minn.) aff'd in part and
--------------------------
dismissed in part, 746 F.2d 429 (8th Cir. 1984).

          However, even under this more relaxed standard, the Court finds that Dominium has failed to make an adequate showing of good cause for several reasons. First, Dominium already has virtually all of the information it now seeks; second, as a class member to the Delaware action, Dominium, on the evidence before this Court is bound by the class action settlement which bars the instant action; and third, Dominium's 14(a)(9) claim is merely a refashioned breach of fiduciary duty claim over which this Court has no jurisdiction.

2.   NO GOOD CAUSE SHOWN BECAUSE DOMINIUM HAS THE INFORMATION
     --------------------------------------------------------

          At the outset, the Court notes that as a matter of logic Dominium cannot possibly make a showing of good cause that expedited discovery is necessary when it has not, as of the date of this discovery motion was filed, brought its motion for injunctive relief -- much less scheduled such a motion.

          More importantly, Dominium has in its possession, or has had access to, virtually all of the document it requests from the defendants and to the deposition and trial testimony concerning the mergers of the very same individuals it now wishes to depose. Rather than seek discovery, all Dominium need do is seek waiver of the confidentiality agreement under which it acquired this information.

               For example:

          (1) It has received documents relating to the value of the underlying properties, including monthly operating reports, capital expenditure reports, property budgets and projections, audited and unaudited financial statements, the mortgage documents, the closing binders on the bonds and mortgage loans, and all information necessary to conduct its own appraisals.

          (2) It has received documents relating to the Funds themselves, including the financial statements, the basis for the Mortgage fees, the support for the tax exempt status of the bonds and the partnership agreements.

          (3) It has interviewed representatives of CRI concerning all aspects of the Funds, including Melissa Lackey, Senior Vice President/General Counsel, Deborah K. Browning, Vice President and Chief Accounting Officer,

               Arthur J. Lieberman, Vice President and Director of Taxation, Patricia O'Boyle Hargis, Asset Manager and Susan R. Campbell, Senior Vice President/Asset Management.

          (4) It has inspected all of the underlying properties and obtained appraisals of at least those located at Minnesota.

          There is no question that Dominium now has and has had in its possession sufficient information to determine the facts surrounding what it calls "the most fundamental piece of information," the value of the properties that secure the bonds held by the Funds.

          Dominium also seeks to discover "the relationship between the merging parties" and "the true motivations behind the self-interested merger negotiations." These topics, together with value of the Funds, presumably will be at the heart of the requested deposition discovery of the defendants Messrs. Willoughby, Dockser, Kadish (as a representative of CAPREIT) and Oppenheimer.
As Dominium is well aware, however, these exact issues have been exhaustively discovered not only in the Class Action but in other actions brought in both the Delaware Chancery Court and the Federal Court for the Southern District of New York between Martin C. Schwartzberg, a former general partner of the general partner of one of the Funds, and these defendants.

          In these many actions, Mr. Dockser has been deposed once, Mr. Willoughby twice, Mr. Kadish once and a representative of Oppenheimer once. In addition, Mr. Willoughby gave detailed testimony before the Delaware Chancery Court on the fairness of the Mergers, the value of the Funds and the basis for the payments to the General Partners. All of this discovery, with the possible exception of Mr. Dockser's deposition, was filed in the Class Action and is a matter of public record in the various other actions. Surely, given the intense interest shown by

Dominium in the Mergers, it has taken the opportunity to review and analyze this testimony. If there remains unexamined areas, Dominium may propound, if necessary, limited written questions to the designated deponents, subject to objection by the defendants.

          As with any discovery dispute, the Court looks also at the balance of harms or burdens associated with the request. Here, the balance of harms falls resoundingly on the defendants who will potentially suffer serious injury if expedited discovery is granted. The discovery requested was doubtless calculated to and will interrupt the solicitation activity of the BAC holders in advance of the October 29th meetings. In so doing, it very well may jeopardize the Mergers. As the judge in the New York action expressed it, "There is little doubt Dominium is seeking to delay or defeat the proposed mergers in the hope that it somehow will obtain the wherewithal to acquire the funds or that it will make such a nuisance of itself that CAPREIT or the funds will pay it to go away." CAPREIT v. Dominium Tax Exempt Fund, LLP et al., Civil no. 96-7534 at 3 (S.D.N.Y. 1996). The BAC holders who fought long and hard in the Delaware action for a settlement agreement which maximizes their interests could be irreparably injured if one dissident BAC holder (Dominium) of a mere 300 shares with only $1,500 at stake who did not even opt out of the class can derail the CAPREIT offer.

3.   SCOPE OF DELAWARE CLASS ACTION SETTLEMENT
     -----------------------------------------

          While this Court does not presume to make a dispositive ruling on the merits of Dominium's underlying action, the fact of the matter is that Dominium cannot demonstrate good cause for expediting discovery in an action which is, on the evidence before this Court, barred by the clear terms of the Delaware settlement agreement.

          On September 11, 1996 the defendants announced the Funds had entered into a merger agreement with CAPREIT subject to obtaining an independent fairness opinion. In

September and October, 1995 two separate class actions were filed in the Delaware Chancery Court. Just as Dominium asserts here, the Class Action plaintiffs alleged, among other things, that the price being offered to the BAC holders was inadequate, the press release announcing the proposed Mergers was false and misleading, and the defendants breached their fiduciary duty to the BAC holders and engaged in self-dealing in connection with the Mergers. The Class Actions sought to enjoin the Mergers, to obtain damages, and to compel the defendants to maximize the Merger price and consider alternatives to the proposed Mergers.

          After months of negotiation with Class Counsel, which included negotiations concerning an increase in the Merger price as well as additional disclosures to be included in the Proxy Statement, on May 16, 1996, the parties filed a Stipulation of Settlement in the Delaware Chancery Court requesting preliminary approval of the settlement, approval of class notice and a scheduling of the Fairness Hearing for final approval. On August 14, 1996, Vice Chancellor Jacobs entered a Final Judgment and Order approving the settlement.

          The Final Judgment and Order (the "Chancery Court Order") states:
"The Plaintiffs and all members of the Class, either directly, representatively, derivatively, or in any other capacity, permanently are barred and enjoined from instituting, commencing, asserting, prosecuting or continuing any of the Settled Claims against any of the Defendants and the Releases in this or any other jurisdiction." (See Exhibit 2 to the LaBoda Affidavit.) Settled Claims "means, collectively, all claims, rights, causes of action, suits, matters and issues, whether known or unknown, matured or unmatured, asserted or unasserted or in the future could have been assured . . . including but not limited to any claims arising under federal or state law, including the federal securities laws . . ." (Aff. of Janel LaBoda, Settlement Agreement at 10).

          The Stipulation of Settlement (see Exhibit 1 to the LaBoda Affidavit), defines who is to be included in the Class. The Class is defined as "all persons who owned or purchased any BACs of CRITEF (Series I and II) or CRITEFF II on or after September 11, 1995 and their successors-in-interest, heirs,
                                  --------------------------------
assigns, excluding Defendants and those who submit a timely, valid and complete request for exclusion from the Class." Stipulation at p.13. The scope of the release given by the Class covers not just the claims brought in the Delaware actions but any federal securities actions as well, including 14(a)(9) claims. Id. at p. 10.
---

          Dominium which was formed in 1996 must have owned or purchased its shares after September 11, 1995 (the date the Mergers were first announced publicly). It therefore fits squarely within the definition of Class as contained in the Stipulation of Settlement. In order for exclusion from the class to be timely and valid, it must have been made in writing before June 28, 1996. Defendants here submit affidavits that Dominium did not file any request to be excluded from the Class. The conclusion is inescapable that Dominium is a class member is subject to the Delaware Chancery Court's injunction against filing a "Settled Claim" in another jurisdiction, including the 14(a)(9) claim now before this Court.

          Even if Dominium were to argue that it purchased its shares from an individual who did opt out of the Class, under the definition of Class contained
               ---
in the Stipulation, the class includes BAC holders and their successors in-
                                                   -----------------------
interest, who did not timely opt out.  Accordingly, to be excluded from the
--------
class Dominium itself would have had to submit "a timely, valid and complete
               ------
request for exclusion from the Class." Thus, on the record before this Court Dominium is a class member which did not opt out of the settlement./2/


------------
/2/ Moreover, Dominium makes no argument and produces no evidence suggesting any reason that it is not bound by the settlement agreement.

          Dominium argues that its claim could not be possibly be barred by the Delaware action because the Proxy Statement it now objects to was not issued until after the settlement agreement was reached and because its claims are under federal securities laws not for a breach of fiduciary duty. This argument is disingenuous at best.

          First, the proxy statement which Dominium alleges violated federal securities laws was the self same statement whose content was subject to review and approval by the Delaware class. As such, it falls within the purview of a "Settled Claim" which is barred under the terms of the Settlement Agreement./3/

          Second, the law is now well established that a state court can approve a class action settlement which resolves a federal securities claims although those securities claims have not been pled in the underlying state action.

Matsushita Electric Industrial Co., Ltd., et al., Petitioners v. Lawrence
-------------------------------------------------------------------------
Epstein, et al, 116 S. Ct. 873 (1996) (state court settlements which release
--------------
purely federal claims are valid under principles of full faith and credit). Therefore, if Dominium is a BAC holder within the definition of the class, and this Court believes it is, their 14(a)(9) action is barred by the terms of the Delaware settlement. It is logically and legally impossible to demonstrate good cause for expedited discovery in an action such as this which is enjoined by a binding settlement agreement.



----------
/3/   The settlement agreement provided:

      The Plaintiffs and the Class members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Settled Claims, but the Plaintiffs and Class members, upon the Effective Date, shall be deemed to have and by operation of the Final Judgment shall have, fully, finally and forever settled and released any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not to concealed or hidden . . . including but not limited to . . . breach of any duty, law or rule . . ."

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

4.   LACK OF SUBJECT MATTER JURISDICTION
     -----------------------------------

          Again, while this Court does not presume to make a dispositive ruling on this discovery motion, even a cursory reading of Dominium's complaint reveals that Dominium's allegations center on defendants' actions or, more significantly, their inactions, as opposed to their disclosures and nondisclosures. Dominium's Memorandum in Support of its Motion for Expedited Discovery ("Dominium's Memorandum") lists six examples of defendant's attempts to "omit or obscure material facts." Dominium's Memorandum p.3. These so called examples of disclosure violations mention no omitted or misstated facts, they are, in reality, criticisms of the defendants' actions. Taking Dominium's six items in order, the allegations are based on complaints that the defendants:

          (1) agreed to sell the Funds to CAPREIT when they had at one time a contingent ownership interest in a CAPREIT affiliate;

          (2) agreed to accept payments for their general partner interests and for the Mortgage Fees, which payments the plaintiff claims should go to the BAC holders;

          (3)     failed to obtain a higher value for the Funds;

          (4 & 5) agreed to a Merger price of $150 million in September of 1996
                  (albeit subject to a fairness opinion), without having first obtained the fairness opinion, and then were unable to obtain a fairness opinion at that price;

          (6) agreed to Merger terms which provide to CAPREIT breakup fees and payment of certain transaction expenses.

          The types of claims in this action are the same as the claims in the Delaware class action. Both actions allege that the General Partners have breached their fiduciary duties with respect to the proposed Mergers, and that the Defendants have failed to sufficiently disclose the relationships between the parties, the background of the Mergers, and how the value of the BACs and underlying assets were determined. In both actions, the relief sought is to enjoin the consummation of the mergers and to require greater or different disclosures in the Proxy Statement.

          Stripped to their essence, Dominium's allegations all relate to alleged breaches of fiduciary duty and to matters finally settled in the Delaware adjudication. They are not the sort of allegations contemplated by a 14(a)(9) action.

          Dominium's attempt to fashion its a state breach of fiduciary duty claim into Rule 14(a)(9) action is not novel. For example, in Golub v. PPD
                                                               ------------
Corporation, 576 F.2d 759 (8th Cir. 1978), the Court of Appeals rejected a
-----------
similar attempt on the plaintiffs' appeal of a district court's dismissal of their complaint:

          [I]t was not the purpose of the federal security laws to provide a federal cause of action for stockholders who have been damaged by mere corporate mismanagement or breach of fiduciary duty by those in charge of the affairs of the corporation. Controversies in those areas have traditionally been the subject of litigation in the state courts, and federal legislation in the field of securities regulation was not designed to draw such controversies into the federal courts in the absence of diversity of citizenship and requisite amount in controversy.

Id. at 764.  Here, as in Golub,
---

          [T]he plaintiffs are not complaining about any absence of facts in the proxy statement. Their complaint is that those who prepared the statement did not 'disclose' what the plaintiffs saw was the true motivation of [the defendants] in selling the assets of the company, and did not characterize the bonus aspect of the transaction as plaintiffs would have it characterized. Under the Act and regulations plaintiffs were not entitled to have such a 'disclosure' or such a characterization.

Id. at 765 (holding plaintiffs had demonstrated no federal cause of action);
---
Sandler Assocs., L.P. v. Bellsouth Corp., 818 F. Supp. 615, 700 (D. Del. 1993)
----------------------------------------
("Essentially, the complaint repeat[s] the allegations about the [merger] that had previously been made in the Court of Chancery, but frame[s] the allegations as purported violations of federal securities laws.") (history omitted). See
                                                                          ---
also Santa Fe Industries, Inc. v. Green, 430 U.S. 462 (1977) (failure to allege
---------------------------------------
material
misrepresentation or material failure to disclose not actionable under
Section 10(b) or Rule 10b-5); Anderson v. Boothe, 103 F.R.D. 430 (D. Minn. 1984)
                              ------------------
(noting that Santa Fe may well be applicable in 14(a) context, and where
             ---------
actionable non-disclosures alleged, breaches of fiduciary duty can also be heard, but breaches of fiduciary duty alone will not suffice). Without a 14(a)(9) claim, Dominium does not have federal jurisdiction. While this Court does not presume to decide this dispositive aspect of the opposition to the discovery motion (see 28 U.S. (S) 1367(c); Les Shockley Racing v. National Hot
                  ---                      -----------------------------------
Rod Association, 884 F. 2d 504, 509 (9th Cir. 1989)) it gives this Court further
---------------
powerful support for its conclusion that Dominium has not and cannot show good cause for its potentially disruptive motion for expedited discovery.

                                      II.

          Finally, Defendants bring a motion to disqualify as counsel the law firm of Faegre and Benson because they claim the firm has an undisclosed direct conflict with another of its clients. At the hearing on this matter, both parties declared that dismissal of counsel would be tantamount to a disposition on the merits of the case because substitute counsel could not be found in time for the October 29, 1996 vote. Because the Court has denied Dominium's motion for discovery on the other grounds and because of the dispositive effect that disqualification of counsel would have at this stage of the proceedings, the Court declines to rule on this issue at this time.

                                     ORDER

          Based upon the foregoing, all the files, records, and arguments of counsel in this matter, IT IS HEREBY ORDERED THAT Plaintiff's motion for expedited discovery is denied; and Defendant's motion to disqualify counsel is denied without prejudice.

Dated:   October 17, 1996               /s/ Jonathan G. Lebedoff
         ----------------               ------------------------------
                                        HON JONATHAN G. LEBEDOFF
                                        United States Magistrate Judge

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